News Release

Alexco Environmental Group Completes Construction of Water Treatment Plant at Gold King Mine in Colorado

October 20, 2015 – Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today announced that its wholly owned subsidiary, Alexco Environmental Group (“AEG”), under contract to the US Environmental Protection Agency (“EPA”), has completed the construction and initiated operation of a 1,200 gallon per minute (“gpm”) interim water treatment facility at the Gold King Mine near Silverton, Colorado. The abandoned Gold King Mine was the site of the spill on August 5, 2015, which inundated the Animas River in southern Colorado.

AEG’s contract to design, construct and automate an Interim Water Treatment Plant at the Gold King Mine is part of the Emergency Response and Removal Action being conducted by the EPA. AEG is the selected interim water treatment contractor for the EPA and acts under the supervision of Environmental Restoration, L.L.C. (“ER”).

AEG’s water treatment plant design was selected due to its proven capability to address water treatment residuals (sludge) during cold weather operations with a highly automated plant-wide control system, enabling 24-hour operation at low cost and high reliability. AEG completed the construction of the treatment system within a required three week period, and is now entering a four week testing period during which the plant will be optimized and further winterized in anticipation of the harsh conditions expected at 10,500 feet in the San Juan Mountains of southern Colorado.

The treatment plant has the flexibility to utilize diverse sources of low cost alkalinity (lime or kiln dust) and is currently operating under complete automation in the 600 gpm to 1,200 gpm range while achieving metals removal well in excess of the contractual standard of 85% total metals removal.

AEG’s unique solids filtration and sludge handling experience will allow extended operation that avoids the need for sludge re-handling during winter operations by providing for simple on-site sludge storage and the opportunity for beneficial re-use. Separately, Alexco has developed and demonstrated the beneficial effects of water treatment sludge re-use at the Platoro mine and Globeville smelter treatment sites, which are also located in Colorado.

AEG’s Vice President Business and Strategic Development Joe Harrington said, “We are pleased with our rapid construction response and successful initial operation of our plant near the Gold King Mine; we are also mindful that this was a superior effort by our engineers, scientists, employees and subcontractors, all of whom deserve credit. At the end of the day, we are all proud to be a small part of the beginning of environmental improvement of the upper reaches of the Animas River in Colorado.”

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

About Alexco and Alexco Environmental Group

Alexco Resource Corp. owns the historical high grade Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model which includes environmental cleanup of legacy liabilities in the Keno Hill Silver District, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Joe Harrington, Vice President Business and Strategic Development

Phone:	(604) 633-4888
Email:	info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Certain statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.